

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

<u>Via U.S. Mail</u>
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
c/o Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036-8401

> **Re: China Mobile Games and Entertainment Group Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted on April 13, 2012**
> **CIK No. 0001528752**

Dear Mr. Xiao:

We have reviewed your confidential draft registration statement and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated November 23, 2012.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors

To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural business…, page 28

3.   Your additional disclosure at the end of this risk factor indicates that a loss of control could result in disruptions in your business, which could materially and adversely affect your financial condition and results of operations. Likewise, you include similar disclosure at the end of page 32 regarding the possible impact on your business, financial condition and results of operations if MOFCOM determines that your contractual arrangements are subject to their national security review and those arrangements impact national security. Please revise your disclosures under both of these risk factors to specifically state the potential impact on the Group's ability to consolidate the VIE should either of these events occur.

4.   We note your disclosures beginning on page 28 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Explain to us the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets and tell us your consideration to include a separate risk factor discussion regarding this issue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Acquisitions, page 62

5.   We note your response to our prior comment 7 and your revised disclosures beginning on page 62 where you state that you used a combination of the income approach and the market approach to estimate the fair value of the acquired business for each of the Dragon Joyce, Bright Way and Tastech and 3GUU transactions. Please explain to us how you used the market approach in your valuation analysis as it is unclear based on your current disclosure. Also, tell us what percentage weighting you applied to the income approach and the market approach to arrive at the estimated value. Lastly please expand your disclosures to incorporate this information.

Description of Certain Statement of Operations Items

Smartphone Games, page 76

6.   It appears you have changed how you count paying user accounts for single-player smartphone games as this number changed from 3,554,941 for the year ended December 31, 2010, as noted from your previous amendment, to 7,355,926 as stated in your current filing. On page 76 you state that you calculate the paying user accounts for the single-player games and mobile social games on a different basis due to limitations on the data you receive from the mobile network operators and application stores. Please explain further why the number of paying accounts for fiscal 2010 increased so significantly as a result of this change and why your revised methodology for counting paying user accounts is more accurate.

7.   We note that you calculate the number of paying user accounts for the single-player smartphone games based on the number of monthly subscriptions to your game bundles and the number of downloads through an application store. Please clarify whether a user who pays a monthly subscription fee would also pay for a download through an application store. If so, tell us how you factor in the potential for double counting certain users in this metric. In your response, please clarify whether a monthly subscription to the game bundles gives the user access to all your single-player smartphone games or whether they are limited to certain games included in the bundle. In addition, please explain further your statement that "the number of paying user accounts represents the total number of paying frequency."

Critical Accounting Policies

Share-Based Compensation

Restricted Share Units, page 90

8.   Please tell us whether there have been any subsequent valuations of the company's ordinary shares since August 2011. If not, tell us what value was used to determine the number of shares issued in the settlement of options in October 2011, as described on page 89, as well as the fair value of your ordinary shares underlying the options issued in February 2012 and the restricted shares issued in March 2012, and how such values were determined. If subsequent valuations have been performed, please revise to include a discussion of the methodologies and assumptions used. Also, tell us if the March 2012 share purchase agreements factored into your valuation and if so, explain how. In addition, include a discussion of the significant factors contributing to the difference in the fair values determined between valuation dates. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

Liquidity and Capital Resources, page 104

9.   We note from your disclosures in Note 15 that the aggregate undistributed earnings of the Group's subsidiaries located in the PRC, which are available for distribution to non-PRC resident parent companies, are considered to be permanently reinvested. Tell us whether you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of your PRC subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your PRC subsidiaries and disclose the impact of repatriating the undistributed earnings of such subsidiaries.

Consolidated Financial Statements – China Mobile Games and Entertainment Group Limited

Consolidated Statements of Changes in Shareholders' Equity, page F-7

10.   We note you adopted ASU 2011-05 in the year ended December 31, 2011 and applied it retrospectively for each period presented. We further note that you present a line titled, "Foreign currency translation differences" in the consolidated statements of changes in shareholders' equity, which represents the total other comprehensive income for each year. Please revise the descriptive title to this line item to other comprehensive income pursuant to the guidance in ASC 220-10-45-14.

Our Corporate History and Structure

Our Contractual Arrangements with VIE, page 113

11.   We note that you are in the process of transferring all of the equity interests in Yingzheng
        to Dr. Lijun Zhang, your chairman, and entering into contractual arrangements with Dr.
        Zhang and Yingzheng. Please tell us the current status of these transfers and clarify
        whether you intend to complete such transfers prior to completion of this offering. Also,
        please confirm that you intend to file all new contractual arrangements between Dr.
        Zhang and Yingzheng as Exhibits pursuant to Item 8 of Form F-1 and Item 601(A)(10) of
        Regulation S-K.

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

12.   You state on page F-12 that on December 16, 2011 3GUU BVI agreed to provide
        unlimited financial support to Yingzheng for its operations and that Yitongtianxia re-
        assigned to 3GUU BVI the rights to attend Yingzheng shareholders' meetings and to vote
        on all matters in Yingzheng that require shareholders' approval. As a result you state that
        Yitongtianxia ceased to be and 3GUU BVI became the primary beneficiary of
        Yingzheng. Please address the following as it relates to this transaction:

        •   Explain further the business purpose for the change in your organization structure
            such that 3GUU is now the primary beneficiary of Yingzheng;
        •   Tell us whether all of the agreements between Yitongtianxia and Yingzheng, as
            disclosed beginning on page F-10, are still in place with the original parties or
            whether they have each been re-assigned or otherwise modified. If they have not been
            re-assigned or modified, please explain how you concluded that Yitongtianxia was
            replaced by 3GUU BVI as the primary beneficiary of Yingzheng and specifically
            address how the current agreements between Yitongtianxia and Yingzheng factored
            into your analysis;
        •   Revise your disclosure regarding the significant terms of the VIE arrangements, as
            necessary, to address any new contractual arrangements and their terms between
            3GUU BVI and Yingzheng;
        •   If 3GUU BVI is now the primary beneficiary of Yingzheng, please tell us how this
            new organizational structure complies with PRC laws and regulations on foreign
            ownership;
        •   If this new structure is not consistent with the PRC laws and regulations, tell us how
            you determined that consolidation of the VIE is still appropriate as of December 31,
            2011; and

- Explain the inconsistencies between your disclosures indicating that Yitongtianxia is no longer the primary beneficiary of Yingzheng and the organizational diagrams provided throughout the filing where you discuss the contractual agreements between Yitongtianxia and Yingzheng and reflect Yitongtianxia's effective control over Yingzheng through those agreements.

13.   We note from your response to prior comment 17 that the company entered into a supplementary agreement with the VIE and its shareholders on December 30, 2011 to amend each of the technology service agreement and the loan agreement to automatically renew unless the company, in its sole discretion, disagrees. However, we further note your revised disclosure on page F-11 states that the technology services agreement and the loan agreement will be automatically renewed unless either party disagrees. Please explain this apparent inconsistency or if true, revise your disclosures to be consistent with the terms stated in your response.

Revenue Recognition

Feature Phone Games, page F-24

14.   We note your revised disclosures on page 138 regarding your cooperation agreement with Ouyinhua. Please provide a detailed analysis of how you determined that revenue from these arrangements should be recognized gross of the 80.5% paid to Ouyinhua. In this regard, tell us how you considered each of the factors in ASC 605-45-45 in determining you are the primary obligor in these arrangements. Also, tell us how you considered the guidance in ASC 605-50-45 in concluding that the amounts paid to Ouyinhua should be classified as cost of sales versus a reduction of revenue. In addition, while we note that you do not share revenues for games installed on T-cards, tell us whether you pay Ouyinhua a fee to pre-install your games on T-cards. If so, tell us the terms of such arrangements and describe your accounting for such costs.

15.   We note from your response to prior comment 20 and your revised disclosures on page F-24 that when a mobile phone game player leaves the game they are currently playing and performs other functions on their feature phones, the previously purchased premium features can no longer be accessed. Based on the disclosures on page 74, in addition to purchasing in-game premium features, such as weapons, accessories and pets, it appears that players can also pay to extend the duration of the games. Please tell us how you recognize revenue when a player pays to extend the duration of the game and tell us what percentage of your feature phone games revenue is from the sale of this feature versus the sale of the other in-game premium features.

16.   You indicate in footnote (2) to the table on page 75 that total paying user accounts for your feature phone games includes users that have paid to download your games or purchase in-game items. However, you also indicate on page 74 that certain feature phone games are pre-installed onto the feature phone handsets and users can download

other games from your Funbox and Douwon platforms for free. Please clarify whether the feature phone game users ever pay for the games. If so, please revise to provide your revenue recognition policy for the sale of such games. Alternatively, if all feature phone games are provided free of charge; please revise your disclosures accordingly in footnote (2), and elsewhere throughout the filing, to clarify your reference to users that pay to download your games.

Smartphone games, page F-27

17.   We note from your response to prior comment 22 that you recognize revenue on game points ratably over the estimated average play period of the paying mobile game players, which you have determined to be three months. Please explain further your process for estimating the average play period of three months. In this regard we note that you track the purchase and log in history of paying mobile game players to estimate the average playing period of a game. Please tell us and revise your disclosures to include the significant judgments used in making this estimate. For example, explain how you consider the inactivity of a player in determining whether they have stopped playing the game entirely.

Note 3. Concentration of Risk, page F-34

18.   We note from your response to our prior comment 3 and the revised risk factor disclosures on page 19 that there appears to be a concentration of risk related to your cooperation agreement with Ouyinhua as a significant amount of your revenues and cost of revenues relate to this arrangement. Please revise to include a discussion of this relationship and agreement in the notes to the financial statements. We refer you to ASC 275-10-50-18.

Note 15. Income Taxes, page F-50

19.   We note that during fiscal 2011, you finalized the purchase price allocation for the 3GUU acquisition and recorded an additional deferred tax liability of RMB47,033 at December 31, 2010. Please explain further the basis of this adjustment and provide the specific tax guidance you relied upon. Also, please explain how 3GUU's replacement of Yitongtianxia as the primary beneficiary impacted your tax accounting. In addition, we note that aggregate undistributed earnings of the Group's subsidiaries located in the PRC that are available for distribution to non-PRC tax resident parent companies are considered to be permanently reinvested and as such it is not practicable to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in PRC subsidiaries. Please explain further what impact this had on the reversal of your outside basis difference and why. In addition, specifically address your consideration of the applicable tax guidance with Yitongtianxia as the primary beneficiary of the VIE versus 3GUU.

20.   Please tell us and revise your disclosure to explain further "Deemed taxation basis differential" in your reconciliation of the PRC statutory tax rate to the effective income tax provision on page F-52.

Note 16. Share-based payments

Option Granted to Employee of the Company or Employees of VoDone, page F-75

21.   We note your discussion that the exercise price for the February 2012 option grants shall be adjusted to a price not lower than the new issue price as the company's board of directors deems appropriate. Please explain further how the exercise price of these options may be changed. For example, assuming the estimated price of this offering exceeds $0.605 per share, tell us if the exercise price for such options will increase and conversely if the offering price is less than $0.605 per share, tell us if you will decrease the exercise price for these options. Also, tell us how this adjustment feature impacted the classification of, and your accounting for, these options and provide the specific guidance you considered.

Restricted share units, page F-60

22.   Please revise to clarify whether there is a service condition in addition to the performance condition attached to the vesting of the restricted share units. Also clarify whether the restricted share units are forfeitable should employment terminate prior to the liquidity condition being met. In addition, revise to disclose the amount of unrecognized compensation expense that you will begin to recognize upon consummation of this offering for both the 2011 and 2012 restricted share grants.

Other

        Please submit your amended confidential draft registration statement and any associated correspondence in a text searchable PDF file on a CD/DVD or in paper to:

        Draft Registration Statement
        U.S. Securities and Exchange Commission
        100 F Street, N.E.
        Washington, D.C. 20549

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                      Sincerely,

                      Mark P. Shuman
                      Branch Chief - Legal

cc: <u>Via Courier</u>
        David T. Zhang, Esq.
        Kirkland & Ellis International LLP